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INVEST IN **TALKSHOP**

Peer-to-peer mentorship platform helping students from campus to career

talkshop.io San Francisco, CA

Highlights

1. $12B total market combining high school guidance, college/career support, and enrollment marketing

2   5000 applicants to the platform within 4 months, 500+ peer advisors from 160+ colleges onboarded

3   Pilot programs with high schools in Bay Area launching this Fall

4   Students become mentors as they advance - creating a self-sustaining ecosystem

5   3 revenue streams: marketplace, college & employer recruiting partnerships, career-mapping AI tools

6   Led by experienced growth marketer who scaled previous DTC venture to 8-figure exit

Featured Investor



Dr. Isaac Eliaz (MD)

Invested $20,000

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Syndicate Lead

Dr. Isaac Eliaz, MD, MS, LAc is a physician, scientist, and founder of Eliaz Therapeutics, developing XGal-3®, a novel apheresis device targeting Galectin-3 to treat sepsis, AKI, and other inflammatory conditions.

eliaztherapeutics.com

"As someone who had the privilege of working closely with Logan for over four years while he rebuilt and led my company's marketing team to rapid growth and ultimately to a successful exit, I've seen firsthand his determination, creativity, and ability to execute. I believe those same qualities make him the right founder to build TalkShop. Beyond his track record, what excites me most is the mission: creating a more accessible and authentic way for students and young professionals to navigate their education and career paths. I'm proud to back Logan and TalkShop as they begin by empowering high school students with insights that can dramatically improve their future outcomes."

Our Team



Logan Wroolie CEO, Founder

10+ years of experience leading DTC growth teams across multiple industries. Scaled a DTC brand to a 8-figure exit to PE as head of marketing, doubling the company's sales in less than 3 years.



Alex Maskeny CTO, Founder

Built the vast majority of an EHR for SmartTracker. Built MoveMeet - a location-based social media app where users could connect with people near them. Built RoomieMatter - a roommate management app.

At 17 years old, high school

students make life-changing college decisions with almost no guidance.

The average high school college counselor manages 400+ students and provides less than 30 minutes of total support, while private counseling can cost more than $10,000 - pricing out 90% of U.S. families. The burden of guidance falls on the parents, who may not have the knowledge or bandwidth to truly address their children's college questions.


37%
of college students transfer schools, costing them $36K+ to finish
44%
of college graduates regret the major they chose
52%
of recent college graduates are underemployed

The consequences of this lack of support can be devastating: over 50% of new college graduates are underemployed, and 37% of college students transfer schools; wasting an average

of $36,000 due to credit losses, extra tuition, books, and other expenses tied to the transfer process. Even a small increase in resources and support to help make these decisions can greatly improve college experience and career outcomes for new students.

Solution

TalkShop addresses the college decision guidance gap by connecting high schoolers directly with current college students for authentic, affordable college guidance. For an average cost of just $15 per 30-minutes, high school students and their parents choose a student advisor from their target school and major, booking a half-hour session to hear genuine, experience-based answers about academics, career options, and campus life.


Solution
Peer-to-peer mentorship platform helping students from campus to career
Connect with students at your target schools.
How does it work?



As student users advance from high school, to college, to adults in independent careers, they can transition from mentees on the TalkShop platform to mentors, building a self-sustaining network that gives back and grows smarter with every session through AI model training.

Market

TalkShop is addressing a $12 billion market spanning student guidance and institutional recruiting. Families spend over $2 billion annually on high school-to-college guidance, while college students and new grads invest $7 billion in career and grad school support. Universities allocate another $3 billion for enrollment marketing.





$2B
High School Guidance

With counselor shortages worsening in the US and a post-covid environment desperate for authentic student connections, TalkShop is perfectly positioned to capture this massive, underserved opportunity.

Early Traction

Since launching in April 2025, we've built remarkable momentum with zero marketing spend. We strategically focused on building our supply first. Over 5,000 college students applied to become advisors, we've interviewed 1,000+ and onboarded over 500 from 160+ colleges nationwide.

With our advisor network now established and the school year just starting, we're now shifting focus to customer acquisition, running pilot programs with Bay Area high schools and preparing to exhibit at the National Association for College Admission Counseling conference in late September.

Key Highlights



Business model

TalkShop operates a dual revenue model targeting both students and institutions. While our marketplace generates immediate revenue, we're building toward higher-margin subscription and enterprise products that leverage our unique data assets.

B2C Revenue: We take a 15% commission on peer advising sessions, but subscription revenue represents the bigger opportunity. Using anonymized session data, we're developing premium tools for career mapping and higher education matching. Students will pay monthly for personalized insights built from real peer experiences.

B2B Revenue: Colleges spend billions recruiting students but lack authentic connection channels. Our enterprise subscriptions let universities showcase their students as paid ambassadors, while employers sponsor content to reach early talent. With exclusive access to real student conversation data, we're positioned for long-term contracts and partnerships with institutions and programs beyond undergraduate.



Business Model
B2C Revenue
15% Marketplace Commission
Monthly Subscription For AI Tool
B2B Revenue
Annual Enterprise Subscriptions
Student Ambassador Program
Sponsored Content Placements

What's Ahead: Our Roadmap

With 500+ advisors already on the platform from 160+ colleges in the US, we're launching our public go-to-market campaign as students return to school. Our immediate focus is driving student adoption through high school partnerships

and organic growth, then expanding our platform capabilities as we scale.


Roadmap Milestones
Fall 2025
01
Launch Nationwide Student Acquisition Campaign
02
Scale Advisors Covering All Major U.S. Colleges
2026
03
Launch AI-Powered College Matching Tool
04
Roll Out Enterprise Subscriptions For College Partners
05
Launch Career Mapping Subscriptions And Employer Recruiting Partnerships

Every TalkShop session is recorded, transcribed, and anonymized, building a proprietary dataset that generic AI chatbots can't replicate. We're capturing thousands of real conversations about choosing majors, campus life, and career

outcomes, creating intelligence that can answer very specific questions backed by experiential data.

This product suite is aiming to serve students throughout their entire journey: from high schoolers needing college selection guidance, to undergrads choosing career paths, to young professionals navigating job transitions.

Financial Projections

We project reaching $3.8M in ARR by 2029, capturing under 1% of a $5.2B market, primarily focusing on both sides of the admissions process market. We'll start with modest commission revenue from our marketplace, layer in subscription tools in 2026, and follow that with B2B partnerships in 2027.

By 2029, we expect premium subscriptions to account for approximately 61% of revenue (~$2.3M) while our marketplace is primarily leveraged for generating valuable insights and data for our customers and will contribute only 14%. And we see institutional sales contributing 25% (~1M) as a highly conservative estimate.





This is a forward-looking statement and information relating to, among other things, the company, its business plan and strategy, and its industry. Actual results could differ significantly due to various risks and uncertainties.

Use of Funds

The $600K raised will accelerate TalkShop's growth within the next 18 months. The funds will be utilized for strategic investments in our engineering team, go-to-market and growth efforts, and AI infrastructure development. This capital enables us to strengthen our platform for scale, launch nationwide student acquisition campaigns, and develop the AI tools that will transform our marketplace into a comprehensive career guidance platform, while unlocking the future B2B channel.

Use Of Funds

TalkShop

31.6%
Product
Development And
Optimization

21.1%
Platform
Operations

21.1%
Market Launch &
Growth
Campaigns

2.9%
Capital
Buffer

7%
Wefunder
Fee

6.3%
Operating
Infrastructure

9.5%
AI Feature
Development

Own a Piece of the Future of Career Guidance



TalkShop

INVEST IN

INVEST IN TALKSHOP

and join us in transforming the lives
and careers of millions of students and
young professionals

